Exhibit 99

        Impact of the Proposed Resolution on the U.S. Cigarette Industry

The Conrad Senatorial Task Force has requested the industry to estimate the impact of the proposed resolution on cigarette consumption in the U.S. and its potential effect on individual tobacco company stock prices. This paper attempts to respond to this request despite the significant uncertainties associated with these topics.

Cigarette Consumption

There has been much speculation on the impact of the proposed resolution on the level and nature of future cigarette consumption in the U.S. Any projection is a perilous exercise, but in this specific instance, it is particularly difficult to predict with any degree of confidence the proposed resolution's effect on cigarette consumption. This inherent uncertainty arises from the unprecedented magnitude and scope of the combined impact of the numerous economic and non-economic measures contained in the proposed resolution.

Cigarette consumption in the U.S. is estimated to have reached a level of 482.7 billion units in 1996 reflecting an annual average decline of 1.3 percent since 1990.(1)

Cigarette consumption levels are a function of numerous parameters and their interrelationships. These parameters include price, price gaps, the availability of substitute products, demographics, inflation, consumer disposable income, social attitudes towards smoking, smoking restrictions, etc. Many of these parameters are subject to considerable uncertainty and will be significantly impacted by the proposed resolution.

Economists measure the impact of real price movements on the purchase of any product through econometric modelling which yields a price elasticity ratio. For example, a price elasticity ratio of -0.5 means that a real price increase of 10 percent generates a reduction in demand of 5 percent. Numerous studies have been conducted that estimate the price elasticity of demand for cigarettes in the U.S. market. The vast majority

----------
(1) Industry estimates of consumption derived from industry shipments adjusted for trade inventory movements.

suggest that elasticity falls between -0.40 and -0.45.(2) These studies rely on historical data to measure elasticity and generally derive estimates based on "short run" or immediate impacts. Some studies have attempted to measure the "long run" elasticity of demand for cigarettes. A study by Economics Nobel Prize laureate, Gary Becker, estimated that the long run response to a permanent change in price falls between -0.73 and -0.79 with an average elasticity factor of -0.75.(3) The Becker study implies that a 10 percent increase in real prices will cause a short run decrease in cigarette sales of approximately 4 percent and a long run decrease in cigarette demand of 7.5 percent.

A March 1994 analysis by Gravelle and Zimmerman of the Congressional Research Service(4) also highlights the fact that the expected long run reduction in demand for cigarettes will be much greater than in the short run. The study implies that the long run elasticity could be as high as -1.2. Thus, under this measure, a 10 percent price increase would result in a long run decline in cigarette sales of 12 percent.

Price elasticity of demand is not independent of real price movements. When consumer prices reach unprecedented levels, sensitivity to price also rises and thus elasticity ratios become more pronounced. Accordingly, the industry conservatively estimates that as a result of the real retail price increases that will result from the implementation of the proposed resolution, price elasticity is likely to fall between -0.5 and -0.75.

U.S. cigarette consumption is estimated to have a negative annual underlying trend, independent of real price movements, of between 1 percent and 2 percent. (5) The proposed resolution incorporates a wide array of measures which will clearly impact this underlying trend in demand. These measures include access restrictions, well funded public education campaigns and billions of dollars earmarked for cessation programs. While it is difficult to predict in an accurate manner the extent to which the underlying negative trend will accelerate, it can safely be assumed that at a very minimum it will increase to a range of between 2 percent and 3 percent.

----------
(2) 1989 Surgeon General Report, Table 12 on Page 535.
(3) Becker et al, Analysis of Cigarette Addiction, the American Economic Review, June 1994, Volume 84, No. 3, Page 407, Table 4.
(4) Gravelle and Zimmerman, Cigarette Taxes to Fund Health Care Reform: An Economic Analysis, March 8, 1994, Congressional Research Service, The Library of Congress.
(5) Patrick Fleenor, Tax Foundation - The Effect of Excise Tax Differentials on the Interstate Smuggling and Cross-Border Sales of Cig, arettes in the U.S., October 1996, as well as industry estimates.


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

In recent weeks the public health community and numerous officials have stated that retail prices will increase by 62 cents per pack by the fifth year of implementation of the proposed resolution. This number is grossly underestimated. For example, it totally ignores the multipliers inherent in the retail price structure of cigarettes, e.g., trade margins and state and local general sales taxes. The industry conservatively estimates that retail prices will increase by an absolute minimum of $1.20 per pack by the fifth year and by an absolute minimum of $1.50 per pack by the tenth year of implementation of the proposed resolution.(6) Accordingly, retail prices will rise at least to the levels that are being advocated by the public health community and the President without the imposition of any additional Federal or State excise taxes.(7)

The following table highlights cigarette demand levels that are derived from price elasticity factors of -0.5 and -0.75 and a downward underlying trend in demand of 2.5 percent:

Table 1

--------------------------------------------------------------------------------
                        Projected Cigarette Consumption
                                   1997 - 2007
(Billion Cigarettes)

                                                            % Variance
                                                      -----------------------
                                                      2002 vs.       2007 vs.
Elasticity     1997         2002         2007          1997           1997
----------     ----         ----         ----          ----           ----

   -0.50       477.0        337.8        301.1        (29.2)%        (36.9)%

   -0.75       477.0        300.6        269.3        (37.0)%        (43.5)%
--------------------------------------------------------------------------------

Over a ten year period it is estimated that cigarette consumption would fall by between 175.9 billion cigarettes and 207.7 billion cigarettes versus 1997 estimated consumption of 477 billion cigarettes.

Table 2 highlights the above-mentioned projections versus cigarette consumption levels that would otherwise have materialized as a result of the secular downward trend of approximately 1.5 percent:

----------
(6) See detailed retail price projections on Table 5, Page 9.
(7) Over and above the prevailing average State Excise tax of $0.33/pack and the $0.39/pack Federal Excise tax as of 2002.


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

Table 2

        ----------------------------------------------------------------
                         Projected Cigarette Consumption
                                   1997 - 2007

        (Billion Cigarettes)

                             1997          2002           2007
                             ----          ----           ----
           Base              477.0         442.3          410.1
           Scenario 1        477.0         337.8          301.1
           Scenario 2        477.0         300.6          269.3

        % Variance
        Versus Base:

           Scenario 1          -           (23.6)%        (26.6)%
           Scenario 2          -           (32.0)%        (34.3)%
        ----------------------------------------------------------------

Such volume declines will have a significant adverse impact on the entire cigarette supply chain. Industry pretax earnings will suffer even if unit margins rise to offset the higher burden of unit fixed costs in the face of declining sales volumes.

The Federal Trade Commission has recently issued a report that alleges that the industry could reap substantial benefits from the proposed resolution.(8) Indeed, the FTC report claims that the industry could raise prices with impunity and thereby generate huge windfall profits. The report also claims that the industry would retain two thirds of incremental revenues to the detriment of the public sector. The report's analysis and conclusions are seriously flawed for the following reasons:

(i) The report erroneously assumes that increases in the retail price of cigarettes beyond the level required to pass through the settlement payments will accrue solely to the manufacturers. For example, under the FTC report's "200% scenario" which entails a retail price of $3.04/pack, the FTC report assumes that
----------
(8) Federal Trade Commission, Competition and the Financial Impact of the Proposed Tobacco Industry Settlement, September, 1997.


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

      the manufacturers' price(9) net of taxes and settlement payments will be $1.42/pack. As highlighted on Table 3, had the FTC used more accurate assumptions in its projections, it would have concluded that the manufacturers' price would be significantly lower than its study suggests under its retail price assumptions.

Table 3
--------------------------------------------------------------------------------
                                              200% Price Increase
   ($ / pack)                                            2007
                                 FTC Projection       Amended FTC Projection(10)
                                 --------------       --------------------------
Retail Price                         $3.04                       $3.04
Federal Excise Tax(a)                (0.24)                      (0.39)
State Excise Tax                     (0.32)                      (0.33)(b)
Settlement Payment(c)                (0.62)                      (0.83)
Trade Margin                         (0.44)(d)                   (0.58)(e)
Sales Tax at 4.7%                      --                        (0.14)
                                     -----                       -----
Manufacturers' Price                 $1.42                       $0.77
                                     =====                       =====

(a) After the publication of the report, the FTC stated that the $0.15/pack excise tax credit ($0.10/pack in 2000 and $0.05/pack in 2002) should not have been factored into its assumptions.

(b) The weighted average state excise tax prevailing in July 1997 was $0.3362/pack reflecting increases in New Hampshire, Utah and Rhode Island.

(c) The minimum 3 percent per annum escalator is omitted by the FTC.

(d) The FTC report does not explicitly divulge the trade margin assumption. The trade margin is derived from the FTC report by deduction and is consistent with the theory expounded in the report that any increase in retail price accrues solely to the manufacturers.

(e) This conservatively assumes that the trade will earn a margin of only 12 percent on any increase in retail price beyond the $1.90/pack.
--------------------------------------------------------------------------------

For perspective, it should be highlighted that the average manufacturers' net selling price in 1996 was $0.80/pack.

----------
(9) Manufacturers' price to wholesalers.
(10) It follows from this analysis that the retail price would have to be $3.81/pack to yield a manufacturers' price of $1.42/pack.


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

(ii) The assumptions pertaining to industry profitability are simplistic at best.

      The FTC report uses a weighted average operating profit of $0.32/pack. The Brown and Williamson Tobacco Corporation (B&W) which accounted for 17.2 percent of industry sales volume in 1996 is omitted from this calculation. Had the FTC report included B&W's operating profits in the weighting, the average operating profit would decline to $0.30/pack, a difference of $500 million dollars in annual industry pretax earnings.

      The report fails to specify that a significant proportion of the industry's cost base is composed of fixed costs, i.e., costs that are independent of throughput along the entire supply chain. The report simply assumes that all industry costs are variable. In other words, the FTC assumes that all fixed costs will decline in line with projected volume declines. Under the FTC's premise, a sales volume loss of one billion cigarette packs would erode industry profits by $300 million dollars. In fact the loss would be more than double this level, as fixed costs will remain and the industry would lose the full marginal contribution generated by this volume, i.e., approximately $640 million dollars.

      The report admits that in order to "simplify the analysis" it ignores the potential impact of a change in mix, i.e., a potential shift in demand from premium priced brands to either discount or generic products. Premium brands currently account for approximately 72 percent of total sales. For purposes of illustration, should this segment decline to a level of 60 percent with a corresponding increase in the discount segment, the net cost to the industry would be in excess of $600 million in operating profits at prevailing unit margin levels.(11)

      The FTC report estimates potential marketing and legal expenditure savings that ostensibly would be derived from the implementation of the proposed resolution. It is by no means certain that the industry will in fact generate savings in its legal expenditures. The FTC fails to take account of the industry's continued exposure to individual litigation and to its obligations in terms of attorneys' fees. Moreover, the FTC fails to account for any cost increases associated with the proposed resolution. It notably omits from its assumptions:

            - the interest costs related to the industry up-front payment of $10 billion.

----------
(11) A shift in consumption to the discount segment will result in a lower average retail price than otherwise would be the case and hence volume would be marginally higher. The resulting higher volume would only partially offset the significant margin erosion resulting from an adverse change in mix.


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

            - the significant expenditures required to fully comply with the broad array of regulatory measures that are contained in the proposed resolution.

            - the implications of the proposed resolution on the cost of tobacco. Future legislation will in all likelihood contain provisions designed to protect domestic tobacco growers and their communities from the impact of declining volumes. These provisions are likely to increase the direct or indirect cost of tobacco.

            - any potential surcharge that would be imposed on the industry in the event that underage smoking incidence would fail to meet the reduction targets that are specified in the proposed resolution.

      (iii) The report chooses to neglect the historical pattern of state excise tax increases which have risen at an annual average rate of approximately 5 percent since 1990. It is simply unrealistic to assume that both the Federal Excise Tax and State Excise Taxes will remain at current levels for the next 25 years if industry profitability should ever reach the unprecedented levels that are suggested by the FTC report.

Company Share Prices

The inherent uncertainty pertaining to the impact of the proposed resolution on the level and nature of future cigarette consumption and on industry profitability also clearly applies to the reaction of the stock market.

It is an indisputable fact that the stock prices of tobacco companies historically have been volatile and that the relative Price/Earnings ratios of these companies have been adversely impacted by the threat of litigation, despite the fact that the industry has consistently prevailed in the courts.

There are those on Wall Street who believe that the elimination of substantial event risk provides predictability and thus should be a net positive for the tobacco companies. They claim that these companies are all highly diversified and thus the market discount afforded to these non-tobacco assets would be removed.


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

Conversely, there are others on Wall Street who believe that the proposed resolution will be a net negative for the tobacco companies. They believe that the terms of the resolution are too onerous and that these companies can sustain their successful track record in the courts. Moreover, they argue that any potential expansion in their respective Price/Earnings ratios would be fully offset by the erosion in profitability that these companies will incur as a result of the resolution.

The fact of the matter is that no one is in a position to predict what may happen to individual stock prices.

Table 4 highlights the performance of individual stock prices versus the S&P 500 at market close on September 25, 1997:

Table 4
--------------------------------------------------------------------------------
                                       September 25, 1997 Stock Prices
                                       -------------------------------
                                 Year-End           Year-End            P/E
                                   1995               1996             Ratio
                                 --------           --------           -----

BAT Industries                    (7.7)%               8.2%             11
Loews                             42.8%               18.8%             14
Philip Morris Companies           38.0%               10.2%             15
RJR Nabisco                        8.3%              (2.0)%             13

S&P 500                           53.4%               21.7%             24
--------------------------------------------------------------------------------

Table 4 clearly highlights that the stock market's reaction to date to the terms of the proposed resolution has been negative as every single company has trailed the S&P 500 since both year-end 1995 and year-end 1996 despite solid profit growth and attractive dividend yields.

Wall Street is oriented towards the short term, and the bulk of the projections emanating from Wall Street focus on a period of only 3 years and, in some rare instances, 5 years. In addition, in a bull market everything is viewed optimistically. The long term impact remains uncertain and will depend on each individual company's ability to generate earnings growth through its other businesses.


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

Table 5

                      Minimum Retail Price Projections(13)
                           ($ / pack of 20 Cigarettes)

                                   1997     1998     1999     2000     2001     2002     2003     2004     2005     2006     2007
                                   ----     ----     ----     ----     ----     ----     ----     ----     ----     ----     ----

On-going Settlement Payments (a)     -      0.360    0.414    0.517    0.647    0.715    0.737    0.759    0.782    0.805    0.829

Industry Price (b)                   -      0.027    0.054    0.082    0.111    0.141    0.171    0.202    0.234    0.267    0.300

Federal Excise Tax                   -        -        -      0.100    0.100    0.150    0.150    0.150    0.150    0.150    0.150

Trade Margin (c)                     -      0.053    0.064    0.095    0.117    0.137    0.144    0.152    0.159    0.167    0.174

Sales Tax (d)                        -      0.021    0.025    0.037    0.046    0.054    0.056    0.059    0.062    0.065    0.068
                                   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------

Total Increase                       -      0.461    0.557    0.831    1.021    1.197    1.258    1.322    1.387    1.454    1.521
                                   -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------

Retail Price                       1.82(e)  2.28     2.38     2.65     2.84     3.02     3.08     3.14     3.21     3.27     3.34

(a) Reflects on-going settlement payments adjusted for volume and indexed at minimum annual rate of 3%.
(b)  Only reflects adjustment for inflation of 2.5%.
(c) Assumes a combined 12% rate for both wholesalers and retailers. Current average trade margin, expressed as a percentage of retail price, exceeds 20% and thus this assumption is extremely conservative.
(d)  Reflects national average tax of 4.7%.
(e)  Average weighted net price to consumer.

13 These projections exclude any additional federal or state excise taxes and any additional payments that may be required under the terms of the proposed resolution, e.g., surcharges pertaining to the lookback provision.


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